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          July 28, 2021

       Peter Lee
       President and Chief Financial Officer
       Merida Merger Corp. I
       641 Lexington Avenue, 18th Floor
       New York, NY 10022

                                                        Re: Merida Merger Corp.
I
                                                            Form 8-K filed July
26,2021
                                                            File No. 001-39119

       Dear Mr. Lee:

              We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.




          Sincerely,


          Division of Corporation Finance

          Office of Real Estate & Construction